

Vaibhav Khullar · 3rd

CEO at OSREC Technologies & Chief Technology Officer at PersonalRX.

London, England, United Kingdom · 500+ connections ·

Contact info



PersonalRX - Your Pharmacy. Delivered

University of Oxford

Experience



Chief Technology Officer
PersonalRX - Your Pharmacy. Delivered.
Aug 2020 – Present · 3 mos
London, England, United Kingdom



Founder
Bx
Aug 2017 – Present · 3 yrs 3 mos
London

Fully featured business management for growing businesses @ https://usebx.com



Founder & CEO
OSREC Technologies
2011 – Present · 9 yrs
London, United Kingdom



Executive Risk Team

Credit Suisse
Jun 2013 – May 2017 · 4 yrs
London, United Kingdom



Senior Consultant - Executive Committee
Barclays Investment Bank
May 2015 – Oct 2015 · 6 mos
London, United Kingdom

Show 3 more experiences ˅

Education



University of Oxford
MEng Engineering, Economics and Management (
2006 – 2010
Activities and Societies: Squash, Tennis

Newman Scholar, Balliol College, Oxford
Fozmula Prize, Department of Engineering Scienc
Thesis: Wavelet-based Biometric Authentication f

Prince Henry's Grammar School
High School
1999 – 2006

A-levels in Maths, Further Maths, Physics. Chemis
Made Kerr Scholar in final year for A-level perform
11 A* GCSEs



